TransAlta Announces the Addition of a Premium Dividend™ Component to Its Existing Dividend Reinvestment and Share Purchase Plan

CALGARY, Alberta (Feb. 21, 2012) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced that it has added a Premium DividendTM Component to its existing Dividend Reinvestment and Share Purchase Plan (the Prior Plan). The amended and restated plan is called the Premium DividendTM, Dividend Reinvestment and Optional Common Share Purchase Plan (the Plan).

The Plan provides eligible shareholders of TransAlta with two options, to reinvest dividends at a current three per cent discount towards the purchase of new shares of TransAlta or instead, to receive the equivalent to 102  per cent of the dividends payable in cash.

More specifically, the mechanics of the Plan, provide eligible shareholders with the choice of having their dividends:

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Reinvested in new shares of TransAlta at a discount of three per cent, to the average market price (the Dividend Reinvestment Component), with the discount to be determined from time to time by the board of directors of TransAlta (the Board), or

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Delivered to CIBC Mellon Trust (the Plan Agent) in exchange for a premium cash payment to the shareholder equal to 102 per cent of the reinvested dividends (the Premium DividendTM Component).

“This new feature to our program allows those shareholders who do not want to convert their dividends to TransAlta shares at a discount to instead receive a cash premium so that others may hold newly created TransAlta shares”, said Brett Gellner, CFO of TransAlta.  “This mechanism is an efficient way for the company to attract new equity to support our investment grade credit ratings and growth program.”

Eligible shareholders enrolled in either the Dividend Reinvestment Component or the Premium DividendTM Component may purchase new shares at a discount to the average market price under the optional cash payment component (the OCP Component) of the Plan by directly investing up to CDN$5,000.00 per quarter. The applicable discount under the OCP Component is also determined from time to time by the Board.

To participate in the Plan, eligible shareholders must be resident in Canada.  Residents of the United States or an individual who is otherwise a “US Person” under applicable United States securities laws may not participate in the Plan.  Shareholders who are resident in any jurisdiction outside of Canada (other than the United States) may participate in the Plan only if their participation is permitted by the laws of the jurisdiction in which they reside and provided that TransAlta is satisfied, in its sole discretion, that such laws do not subject the Plan, TransAlta, the Plan Agent or the Plan Broker to additional legal or regulatory requirements.

An eligible shareholder who was properly enrolled in the Dividend Reinvestment Component of the Prior Plan will automatically be deemed to be a participant in the Dividend Reinvestment Component of the Plan, without any further action on their part.  An eligible shareholder who was either not properly enrolled in the dividend reinvestment component of the Prior Plan through the Plan Agent, or who wishes to enroll in the Premium DividendTM Component of the Plan, must enroll in the Plan either (i) directly if such shareholder is a registered shareholder, or (ii) if such shareholder is a beneficial shareholder whose shares are held through a broker, investment dealer, financial institution or other nominee, indirectly through such broker, investment dealer, financial institution or other nominee.

No commissions, service charges or similar fees are payable in connection with the purchase of shares from treasury under any component of the Plan.  All administrative costs of the Plan will be paid by TransAlta.  Shareholders who wish to participate in the Plan indirectly through brokers, investment dealers, financial institutions or other similar nominees through which their shares are held should consult such nominees to confirm whether commissions, service charges or similar fees are payable.

Canaccord Genuity Corp. will act as the Plan Broker for the Premium DividendTM Component of the Plan.

Eligible shareholders are not required to participate in the Plan.  Those shareholders who have not elected or been deemed to have elected to participate in the Plan will continue to receive their monthly cash dividends in the usual manner.

TransAlta reserves the right to limit the amount of new equity available under the Plan on any particular dividend payment date.  No assurances can be made that new common shares will be made available under the Plan on a quarterly basis, or at all.  Accordingly, participation may be prorated in certain circumstances.  If on any dividend payment date, TransAlta determines not to issue any equity under the Plan, or the availability of new common shares is prorated in accordance with the terms of the Plan, then participants will be entitled to receive from TransAlta the full amount of the regular dividend for each common share in respect of which the dividend is payable but cannot be reinvested under the Plan in accordance with the applicable election.

Participation in the Plan does not relieve shareholders of any liability for taxes that may be payable in respect of dividends reinvested in new shares or shares sold under the Plan.  Shareholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

A complete copy of the Plan, together with a related series of Questions and Answers, are available on TransAlta’s website at www.transalta.com or can be obtained by calling CIBC Mellon Trust, TransAlta’s transfer agent, at 1-800-387-0825 or TransAlta Investor Relations at 1-800-387-3598.

This news release only provides a summary of some of the terms of the Plan. The Plan, and not this news release, defines the terms and conditions of the Plan and the rights of eligible participants in the Plan. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our, wind, hydro, geothermal, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media inquiries:	Investor inquiries:
Glen Whelan	Jess Nieukerk
Director, Communications	Director, Investor Relations
Phone: (403) 267-7287	Phone: 1-800-387-3598 in Canada and U.S.
Email: glen_whelan@transalta.com	Email: investor_relations@transalta.com

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